[LOGO] DBI
       DIGITAL BIOMETRICS, INC.
                                                    DBI and Shareholder Contact:
                            Karen Oeser, FitzGerald Communications, 617-588-2216

                                                              Visionics Contact:
                                             Frances Zelazny 201-332-9213x205 or
                                                       Meir Kahtan, 212-699-6065
[LOGO] VISIONICS
       CORPORATION
       FACELT(R) FACE RECOGNITION TECHNOLOGY



FOR IMMEDIATE RELEASE


              DIGITAL BIOMETRICS INC. AND VISIONICS SIGN DEFINITIVE
                                MERGER AGREEMENT
 TWO INDUSTRY LEADERS COMBINE STRENGTHS TO OFFER INFRASTRUCTURE DEVICES FOR THE
        DEPLOYMENT OF BIOMETRICS IN COMMERCIAL AND CONSUMER APPLICATIONS

MINNETONKA, MN AND JERSEY CITY, NJ (Oct. 18, 2000) - Digital Biometrics Inc.
(DBI) (Nasdaq: DBII), the leader in biometric systems engineering and connectivity and Visionics Corporation, the global face recognition technology leader, announced today that they have signed a definitive merger agreement. It was approved unanimously by the Board of Directors of both companies and is subject to customary shareholder approval and regulatory review.

The merger creates a company that is strategically positioned at the forefront of the biometrics technology industry, leveraging Visionics' leadership in technology and innovation with DBI's engineering and manufacturing expertise. The merged company intends to develop a totally new way of delivering biometrics on a platform that is scalable, cost-effective and easier for original equipment manufacturers (OEMs) and developers to adopt.

The merged entity will adopt the Visionics Corporation name. Dr. Joseph J. Atick, current President and CEO of Visionics will serve as Chief Executive Officer of the combined entity. John J. Metil, current Executive Vice President and Chief Operating and Financial Officer of DBI will be appointed President, and James C. Granger, current President and CEO of DBI will serve as Chairman of the Board. In a related development, Mr. Metil has been appointed President and interim CEO of Digital Biometrics effective immediately.

The combined entity plans to offer deployment-ready hardware components - so called NETWORK APPLIANCES - that support facial recognition and other biometrics. On these components, developers and OEMs can readily build large scale applications or solutions in areas such as information security, banking, access control, law enforcement, ID solutions, CCTV security among others.

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The focus will initially be on offering a hardware encapsulation of Visionics'
FaceIt(R) technology because of its broad appeal. This will deliver facial recognition capabilities through OPEN SYSTEMS PROTOCOLS to any internet-enabled device equipped with a digital camera (e.g. ATMs, airline check-in kiosks, boarding gates, physical access control systems, desktop and laptop computers, handheld wireless devices with built-in digital cameras, CCTV security cameras, etc.).

"We see the merger with DBI as an ideal fit and a major step towards dominating the biometrics-technology market and beyond," said Dr. Joseph J. Atick, president and CEO of Visionics. "It allows us to enhance our current offering by adding scalability and connectivity--crucial factors for the mass adoption of any enabling technology," he continued. "With the merger, we will be able to better meet the growing needs of our developer partners that are rapidly deploying our technology in established markets. We will also be positioned well in the lead to provide biometrics infrastructure technology for adding security and personalization in emerging commercial and consumer markets, such as telecommunications. These include M- and E-Commerce and other applications requiring proof of identity such as in travel and banking. The number of applications and market segments that we will be able to serve are staggering," he concluded.

"Digital Biometrics' strategic objective is to expand the breadth of products we offer and markets we serve. We are therefore excited by the huge market potential created by this merger," said John J. Metil, Executive Vice President of DBI. "Our competitive advantage in the law enforcement market is highlighted by the creation of the IBIS, the first wireless telecommunications system to deliver identification in real time. We will now be able to transfer our knowledge into the commercial and consumer arenas, market segments that have to date been virtually untapped for reasons that have to do with scalability - in terms of infrastructure and technology. Ultimately, we believe that the coming together of two industry leaders translates into improved shareholder value and a clear path for unprecedented growth."

Both companies emphasized that the joint entity will continue to offer and support their current product lines, which include biometric capture fingerprint systems such as the TENPRINTER and the IBIS as well facial recognition software modules and products. "In addition to targeting the new markets already outlined, this merger will broaden and improve these offerings," Atick added.

MERGER DETAILS

Under the terms of the agreement, Digital Biometrics will issue approximately 7 million new shares to Visionics' shareholders. Visionics shareholders will own approximately 30% of the resulting 24 million outstanding shares. The merger will be a tax-free, stock-for-stock transaction and will be accounted for as a pooling of interests. The Board of Directors is being represented by SunTrust Equitable Securities who delivered a fairness opinion on the transaction. The merger will be subject to customary conditions including regulatory review and the affirmative vote of shareholders of both companies. The board of directors of the combined entity will be expanded to eight members through the addition of two of Visionics' current board members, Dr. Atick and Mr. Jason Choo of Lonsdale Group Ltd., a venture capital investor in Visionics.

FILINGS WITH THE SEC

Digital Biometrics plans to file a Proxy and Registration Statement on Form S-4 with the SEC in connection with the transaction by early November. The Form S-4 will contain a prospectus and other documents. The Form S-4 will contain important information about Digital Biometrics, Visionics Corporation, the transaction and related matters. Investors and stockholders should read it carefully, together with the other documents filed with the SEC in connection with the transaction before they make any decision with respect to the sale or purchase of DBI shares. A copy of the merger agreement will be filed by Digital Biometrics as an exhibit to its Form 8-K. The Form S-4, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available free of charge at the SEC's web site at www.sec.gov. In addition, the Form S-4, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be made available to investors free of charge by calling or writing to DBI.

The two companies will be hosting a joint conference call at 10:30 a.m. EDT tomorrow, October 19th, to discuss the details of the merger. The dial-in number for participants in the U.S. is 888-391-6752 and 712-257-2586 outside of the U.S. A replay of the conference call will be also available for one week at 888-566-0697 in the U.S. and 402-988-0831 internationally.

ABOUT DIGITAL BIOMETRICS
Digital Biometrics (http://www.digitalbiometrics.com) is the leader in biometric systems engineering and connectivity. The company employs the latest in biometric identification technology and related management systems to enable commercial employers and government agencies to check for criminal records among applicants for employment or permits, and to help law enforcement identify and track criminals. DBI's offerings include computer-based fingerprinting systems, photographic systems, multi-media data storage and communications servers, and the systems integration and software development services required to implement identification management systems for its customers. The company's newest product, the IBIS, is the only mobile, hand-held system to capture fingerprint and photo images remotely, returning identification information wirelessly and in real-time.

ABOUT VISIONICS CORPORATION
Founded in 1994 and headquartered in New Jersey, Visionics Corporation (http://www.visionics.com) is the leading developer of facial recognition technology worldwide. The company has pioneered the field of facial recognition with its award winning software engine, FaceIt(R), which allows computers to rapidly and accurately recognize faces. FaceIt(R) is an Enabling Technology with Mass Appeal(TM) that has been validated in a large number of real-world products and solutions built by Visionics OEM partners and software developers. These include Smart CCTV(TM) systems, web-based search engine applications, mass-market authentication systems for information security, banking and e-commerce.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED ON THE BASIS

OF SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. AMONG THE MOST SIGNIFICANT RISKS AND UNCERTAINTIES WITH RESPECT TO THE MERGER BETWEEN DIGITAL BIOMETRICS AND VISIONICS ARE OBTAINING REGULATORY AND SHAREHOLDER APPROVAL, FULFILLING THE CONDITIONS SET FORTH IN THE DEFINITIVE MERGER AGREEMENT FOR THE CLOSE OF THE ANTICIPATED TRANSACTION, AND THE TIMING OF THE CLOSING OF THE TRANSACTION. WITH RESPECT TO DIGITAL BIOMETRICS, ITS BUSINESS RISK FACTORS AS A STAND-ALONE ENTITY INCLUDE THE ABILITY OF THE COMPANY TO MAINTAIN OPERATING PROFITABILITY; TO DEVELOP, INTRODUCE AND BUILD REVENUE AND PROFIT STREAMS BASED ON NEW PRODUCTS AND SERVICES IN EXISTING AND EMERGING MARKETS; TO EXECUTE ON CUSTOMER DELIVERY AND INSTALLATION SCHEDULES AND TO ADJUST TO CHANGES IN THESE SCHEDULES REQUIRED BY CUSTOMERS; TO MAINTAIN ADEQUATE LIQUIDITY AND WORKING CAPITAL RESOURCES; AND TO MANAGE THE CONCENTRATION OF ACCOUNTS RECEIVABLE AND OTHER CREDIT RISKS ASSOCIATED WITH SELLING PRODUCTS AND SERVICES TO GOVERNMENTAL ENTITIES AND OTHER LARGE CUSTOMERS. FOR A MORE COMPLETE DESCRIPTION OF THESE AND OTHER RISK FACTORS WHICH MAY AFFECT THE FUTURE PERFORMANCE OF DIGITAL BIOMETRICS ON A STAND-ALONE BASIS, SEE "RISK FACTORS" UNDER ITEM 7 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999.

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